

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 27, 2017

Via E-mail
Mr. Anurup Pruthi
Chief Financial Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, New Jersey 07094

> **Re: The Children's Place, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 23, 2017**
> **File No. 000-23071**

Dear Mr. Pruthi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining